UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR  SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-16757
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Concord Milestone Plus, L.P.
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(Exact name of registrant as specified in its charter)

199 S. Los Robles Ave., Suite 200, Pasadena, California 91101, (626) 585-5920
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(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Interests, and
Class B Interests
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(Title of each class of securities covered by this Form)

None
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(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) /x/
Rule 12g-4(a)(2) / /
Rule 12h-3(b)(1)(i) / /
Rule 12h-3(b)(1)(ii) / /
Rule 15d-6 /x/

Approximate number of holders of record as of the certification or notice date: 0

    Pursuant to the requirements of the Securities Exchange Act of 1934 Concord Milestone Plus, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 31, 2010	By:	/s/ CHRISTOPHER K. DAVIS
	Name:	Christopher K. Davis,
	Title:	Vice President and General Counsel, Millenium Management LLC,
General Partner of Registrant